ERIK NELSON, SR. SECURITIES COUNSEL
Allianz Investment Management LLC
5701 Golden Hills Drive | Minneapolis Minnesota | 55416-1297
Telephone:  763-765-7453
Fax:       763-765-6355



August 14, 2009

Sally Samuel, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549


   RE:   Allianz Variable Insurance Products Trust (the "VIP Trust")
        Pre-Effective Amendment No. 1
        File No. 333-160351

        and

        Allianz Variable Insurance Products Fund of Funds Trust (the "FOF
        Trust")
        Pre-Effective Amendment No. 1
        File No. 333-160352

Dear Ms. Samuel:

On August 6, 2009, we received additional comments telephonically from you and Tony Burak regarding the above-referenced filings, submitted June 30, 2009, amended August 3, 2009, in connection with the reorganization of nineteen funds of the VIP Trust and two funds of the FOF Trust. This letter supplements my prior response to comments, dated August 11, 2009.

At your request, I enclose the pages reflecting changes made to the Schedules of Portfolio Investments for the mergers into S&P 500 Index Fund and into Balanced and Moderate Index Strategy Funds in response to the following comment.

       ACCOUNTING COMMENT: Reference is made to comment #32 in my letter of August 3, 2009, responding to comments. Comment #32 applies to the mergers into the S&P 500 Index Fund and into the Balanced and Moderate Index Strategy Funds. Show appropriate adjustments in the Pro Forma Combined Schedules of Portfolio Investments to show the sale of all assets or substantial portions of the assets of the acquired funds.

The Registrants acknowledge that the Registrants are responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking an action with respect to the filing and does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrants understand that they cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson






Allianz Variable Insurance Products Trust
Allianz Variable Insurance Products Fund of Funds Trust
5701 Golden Hills Drive
Minneapolis, Minnesota 55416-1297



August 13, 2009


VIA EDGAR

Sally Samuel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street
Washington, DC 20549

Re:   Allianz Variable Insurance Products Trust and
      Allianz Variable Insurance Products Fund of Funds Trust (the
      "Registrants")
      Registration Statements on Form N-14 (File Nos. 333-160351 and 333-160352) Request for Acceleration of Effectiveness


Ms. Samuel:

      In accordance with Rule 461 under the Securities Act of 1933, the above referenced Registrants hereby request that the effective date of Pre-Effective Amendment No. 1 to the Registration Statements referenced above be accelerated to become effective on August 17, 2009, or as soon thereafter as practicable.

      The Registrants acknowledge that the disclosure in the filing is the responsibility of the Registrants. The Registrants acknowledge that changes to the Registration Statement based on staff comments do not bar the Commission from taking future action and that should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Registrants represents that they will not assert this declaration as a defense in any proceeding initiated by the commission or by any person under the federal securities of the United States. The Registrants further acknowledge that the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the filing.

                                     Sincerely,

                                     ALLIANZ VARIABLE INSURANCE PRODUCTS TRUST

                                     ALLIANZ VARIABLE INSURANCE PRODUCTS FUND OF
                                     FUNDS TRUST



                                     By:   /s/ Brian Muench
                                         ______________________________________
                                            Brian Muench, Vice President




Allianz Life Financial Services, LLC
5701 Golden Hills Drive
Minneapolis, Minnesota 55416-1297


August 13, 2009



VIA EDGAR


Sally Samuel
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street
Washington, DC 20549

Re:   Allianz Variable Insurance Products Trust and
      Allianz Variable Insurance Products Fund of Funds Trust (the
      "Registrants")
      Registration Statements on Form N-14 (File Nos. 333-160351 and 333-160352) Request for Acceleration of Effectiveness


Ms. Samuel:

      Allianz Life Financial Services, LLC, the distributor for the Allianz Variable Insurance Products Trust and the Allianz Variable Insurance Products Fund of Funds Trust, pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of Pre-Effective Amendment No. 1 to the Trust's Registration Statements on Form N-14 (File Nos. 333-160351 and 333-160352) be accelerated to become effective on August 17, 2009 or as soon thereafter as practicable.

      The Registrants acknowledge that the disclosure in the filing is the responsibility of the Registrants. The Registrants acknowledge that changes to the Registration Statement based on staff comments do not bar the Commission from taking future action and that should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The Registrants represents that they will not assert this declaration as a defense in any proceeding initiated by the commission or by any person under the federal securities of the United States. The Registrants further acknowledge that the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the filing.


                                     ALLIANZ LIFE FINANCIAL SERVICES, LLC




                                     By:    /s/ Stewart Gregg
                                        ___________________________________
                                            Stewart Gregg, Vice President